Todd Reynold

From: SHAH MATHIAS <shahmathias@yahoo.com>
Sent: Friday, December 30, 2016 3:35 PM
To: Todd Reynold
Subject: Fw: Marshall Composites Update

Sincerely,

Shah Mathias
CEO
HSR Technologies,Inc.
http://www.ameri-metro.com/
(717)434-0668
FAX (717) 326 1118
shahmathias@yahoo.com
shah@penndellandco.com
shah@amhsr.com
HSR LOGISTICS
Smart shipping is Smart business.

----- Forwarded Message -----
From: "ccrawford@oregonbl.com" <ccrawford@oregonbl.com>
To: SHAH MATHIAS <shahmathias@yahoo.com>
Cc: Mark Atwood <Mark.Atwood@atwoodprior.com>
Sent: Friday, November 7, 2014 2:32 PM
Subject: Marshall Composites Update

Dear Shah -

Greetings to you from Salem, Oregon! Thank you for your recent phone call and for the informative update on your projects. It is good to hear that you and your team are moving forward.

We also appreciate your continued interest in Marshall Composites. After discussing with my business partners, we must respectfully decline your offer to consider purchase of the company. We do believe, however, that you can still achieve your objectives by becoming a licensee and purchasing a C-BAR plant to put in the industrial complex in York, PA you discussed. With a tight QC system in place, such as ISO 9001 or ICES (which could be managed by us if you wish), we believe the product liability insurance can be kept at reasonable levels. And you will need the product liability for C-BAR produced in York regardless of who "owns" the company.

We can use past quotes that I have provided as a starting point to update our negotiation, as you please.

Best wishes for an excellent weekend.

Blessings, Cam

C-BAR
MARSHALL COMPOSITE TECHNOLOGIES

MARSHALL COMPOSITE TECHNOLOGIES, LLC
2873 22ND ST. SE
SALEM, OR 97302

February 4, 2013

Mr. Shah Mathias
High Speed Rail Technologies, Incorporated
P.O. Box 125
Red Lion, PA 17356

Dear Mr. Mathias:

The purpose of this letter is to confirm the desire and ability of Marshall Composite Technologies, LLC (MCT) to support High Speed Rail Technologies, Incorporated (HSR) in their efforts to acquire rebar plants and vertically integrate building materials for future construction projects. Towards that end, MCT offers the following goods and services:

1) Single-line Glass Fiber Reinforced Polymer (GFRP) rebar plants delivered, set up and ready to operate, complete with licenses to produce MCT's patented* C-BAR™ product. Details of the plants are contained in the document entitled Marshall Prospectus 2010. Each plant sells for $5,000,000 USD.
2) Additional production lines within a given plant, selling for $3,000,000 to 3,500,000 USD each depending on the configuration of the building where they are placed.
3) Management services, external to those necessary for direct plant operation, in support of the production plants. MCT will provide these services from their corporate headquarters in Salem, OR for $1,500,000 USD annually. A minimum of a three-year contract is necessary and in turn may be extended on an annual basis with the consent of both parties.

The time estimate for delivery of your first line is approximately nine months from making the initial payment. Subsequent lines can be delivered in about six months, one line at a time.

Composite rebar is a wise choice for a long life cycle in public infrastructure projects. This rebar is being used with increasing frequency both overseas and domestically. Marshall just sold a plant to the Al Argan Company in Kuwait. Plans are underway to have the plant up and operating at full capacity in Kuwait City by the end of this year.

In North America, the Glass Fiber Reinforced Polymer (GFRP) rebar business is a thriving industry. There are some half dozen major manufacturers in the United States and Canada. I chair the FRP Rebar Manufacturer's Council of the American Composites Manufacturing Association (ACMA).

Marshall is committed to working with you to achieve and maintain your financial targets, and NOT grow the number of manufacturing plant licenses beyond market demand. Please let us know how we may assist you with your upcoming projects.

Sincerely,

Cameron A. Crawford
Brigadier General, USA (Ret)
Managing Partner

*Current U.S. Patent Numbers 5,702,816; 5,763,042; 5,851,468; 5,876,553; 6,485,660 B1; and 6,493,914 B2.


64.008
meters
210'
16'
A
B
54.864
meters
180'
TRANSFER CHAINS
STRAIGHT OVEN
TRANSFER TABLE
STORAGE RACK
STORAGE RACK
STORAGE RACK
OFFICE
OFFICE
OFFICE
OFFICE
OFFICE
REST ROOMS
LUNCH ROOM
LOCKERS
MIXING
ROOM
RESIN
STORAGE
GLASS
STORAGE
QC
LAB
8'
8'

1 MAJOR MACHINE CENTERS
2 QC/QA CENTERS (fiber glass & resin)
3 TRANSFER EQUIPMENT
4 OVENS
5 ANCILLARY EQUIPMENT
6 PRODUCT STORAGE

3 LINE PROPOSAL #2

37,800 sq.ft./3,510 sq. meters

SEE Document No. 112

Talking Points Memo

AmeriMetro North America Exclusive Option

1) To assist with the success of the AmeriMetro IPO, it was outlined that it would be beneficial for AmeriMetro to have an exclusive Option arrangement to build the first C-BAR factory in North America.

2) The issuance of this Option is time sensitive because the IPO is scheduled for December 2011; therefore time is of the essence to put this in place.

3) Marshall agrees to issue this Option within the parameters of the following considerations:

- *a) The 2010 price for a domestic C-BAR factory built in the USA quoted in March 2010 was $4,750,000. The 2011/2012 price is $4,821,900 due to a 1.5% cost increase in materials over the last 18 months. A C-BAR factory built in Canada or Mexico would fall under the guidelines of the Marshall International Prospectus.*

- *b) The Exclusive Option would remain in effect for 12 months. Considering the time constraints outlined for the IPO, the timeframe would be November 1st, 2011 to October 31st, 2012.*

- *c) 10% of the cost of the C-BAR factory would be the cost of the Option.*

- *d) The Option cost would be non-refundable, but available to be netted out of the initial 45% deposit that AmeriMetro would be required to make as outlined in the Marshall Domestic Prospectus should they buy a C-BAR factory in the 12 month Option timeframe window.*

- *e) Should Marshall receive any domestic orders for C-BAR factories within the 12 month Option window, Marshall would have to make it known to the buying entity that their order would take a second position to AmeriMetro C-BAR factory order(s) for the purposes of the timing of construction for the period of the Option timeframe.*

- *f) We would leave the door open, if mutually agreed, for AmeriMetro to purchase a second option at the end of the original 12 month Option timeframe under the same format, with the exception that both the first and second Option deposit could be applied to C-BAR plant construction projects as outlined in d).*

- *g) The first and second Option would be assignable if this would be of benefit to AmeriMetro.*